UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff Hansen & Co., ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street Suite 1000
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 300 San Francisco, California 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 4/2

4/2

OATH OR AFFIRMATION

I, Christopher Charles, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., Inc., as of December 31, 20 11, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

CONTENTS

BPM
BURR PILGER MAYER

600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 **Fax** 415.288.6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2011 and 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 24, 2012

WULFF, HANSEN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 1,274,658	$ 879,272
Cash segregated for the exclusive benefit of customers	2,150,000	1,484,000
Deposits with clearing organizations and others, held in cash	41,226	65,600
Securities owned	864,319	606,631
Receivable from customers and dealers	287,288	1,042,396
Prepaid expenses	71,502	81,022
Other receivables	68,382	67,493
Deferred tax asset	129,000	152,000
Investments	17,656	17,422
Furniture and equipment, net of accumulated depreciation of $116,956 and $115,683 in 2011 and 2010, respectively	1,580	2,853
Other assets	13,508	13,508
Total assets	$ 4,919,119	$ 4,412,197
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 219,923	$ 106,936
Payable to broker/dealers	223,007	806,893
Payable to customers	2,027,190	1,133,077
Payable to non-customers	36,057	36,057
Total liabilities	2,506,177	2,082,963
Commitments		
Stockholders' equity:		
Preferred stock, 6% cumulative, par value $100 per share; authorized 4,000 shares; none issued	-	-
Common stock, no par value; authorized 20,000 shares; issued and outstanding 382 shares in 2011 and 2010	242,328	242,328
Retained earnings	2,170,614	2,086,906
Total stockholders' equity	2,412,942	2,329,234
Total liabilities and stockholders' equity	$ 4,919,119	$ 4,412,197

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker, as well as using other clearing organizations for the execution of trades, and does not maintain any margin accounts. The Company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue (see Note 4).

Investments

Investments are composed of stock in the Nasdaq system and stock in the Depository Trust and Clearing Corporation, an industry-owned clearinghouse owned by its participants. The investments are reported at fair market value with unrealized gains and losses included in revenue.

As defined in Accounting Standards Codification (ASC) 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Continued

1. Summary of Significant Accounting Policies, continued

Investments, continued

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock is classified as Level 1. The Company's investment in common stock of the Depository Trust and Clearing Corporation is classified as Level 3 (see Note 4).

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. The adoption of uncertain tax positions did not have any impact on the financial position of the Company. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

Continued

1. **Summary of Significant Accounting Policies**, continued

Revenue Recognition

The Company records commission income and revenue from sale of municipal bonds on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration.

3. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

4. **Fair Value Measurements**

Securities owned and investments at December 31, 2011 and 2010 are recorded at fair value as follows:

	Level 1	Level 2	Level 3	Balance as of December 31, 2011
Securities owned–municipal government obligations, at fair value	$ 864,319	$ -	$ -	$ 864,319
Investments:				
Stock in the Nasdaq system	$ 7,353	$ -	$ -	$ 7,353
Stock in Depository Trust and Clearing Corporation	-	-	10,303	10,303
Total investments, at fair value	$ 7,353	$ -	$ 10,303	$ 17,656

Continued

4. Fair Value Measurements, continued

	Level 1	Level 2	Level 3	Balance as of December 31, 2010
Securities owned–municipal government obligations, at fair value	$ 606,631	$ -	$ -	$ 606,631
Investments:				
Stock in the Nasdaq system	$ 7,119	$ -	$ -	$ 7,119
Stock in Depository Trust and Clearing Corporation	-	-	10,303	10,303
Total investments, at fair value	$ 7,119	$ -	$ 10,303	$ 17,422

The following table provides a reconciliation of the beginning and ending balances for the investment in a privately held company measured at fair value using significant unobservable inputs (Level 3):

Balance as of January 1, 2010	$ 10,267
Purchases	36
Balance as of December 31, 2010	10,303
Purchases	-
Balance as of December 31, 2011	$ 10,303

5. Receivable from Customers and Payable to Customers

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

6. Payable to Broker/Dealers

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

7. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Continued

7. Income Taxes, continued

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2011 and 2010, respectively, the net deferred assets (liabilities) consist of the following components:

	2011	2010
Deferred tax assets:		
Accrued expenses	$ 45,000	$ 8,900
Other	4,000	1,300
Net operating loss carryforward	32,000	109,300
Fixed asset basis difference	48,000	32,500
Total deferred tax assets	$ 129,000	$ 152,000

There was no valuation allowance for the years ended December 31, 2011 and 2010. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the years ended December 31, 2011 and 2010 primarily results from changes in the surtax exemptions and permanent differences.

At December 31, 2011, the Company had approximately $185,000 federal net operating loss carryforwards that are available to reduce future taxable income which will begin to expire in 2030.

The Company had approximately $24,000 California net operating loss carryforwards available to reduce future taxable income with will begin to expire in 2030.

8. Retirement Plans

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. In addition, the Company may make discretionary contributions to the Plan. No such discretionary contributions were made in 2011 or 2010.

Continued

9. Commitments

Operating Leases

The Company leases real property under an operating lease agreement effective October 1, 2009 that expires on September 30, 2014. The Company has a lease agreement for an office site in Reno, Nevada, that expires on June 30, 2012. Occupancy expense for the years ended December 31, 2011 and 2010 was $171,094 and $171,055, respectively.

The future minimum lease payments for operating leases at December 31, 2011 are as follows:

	Payments
Year ending December 31:	
2012	$ 156,396
2013	150,000
2014	112,500
Total	$ 418,896

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2011 and 2010, there were no outstanding advances under the line of credit.

From time to time the Company also employs a renewable daylight loan facility which is required to be secured by the unsold bonds of a specific underwriting.

10. Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2011.

Continued

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,067,782 which was $1,817,782 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.21 to 1.

12. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, the Company evaluated subsequent events for recognition and disclosure through February 24, 2012, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2011 that required recognition or disclosure in such financial statements.

WULFF, HANSEN & CO., INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS

for the years ended December 31, 2011 and 2010

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document

BURR PILGER MAYER, INC.

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